November 14, 2019

Gaofei Wang
Chief Executive Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

       Re: Weibo Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 29, 2019
           File No. 001-36397

Dear Mr. Wang:

       We have reviewed your October 29, 2019 and November 8, 2019 responses to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 1, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Operating and Financial Review and Prospects
Results of Operations , page 89

1. In your response to prior comment 1 you indicate that the Company focuses on the total number of advertisers and its overall trend. Please confirm that in future annual reports you will include quantitative disclosure of both the total number of advertisers and average spending per advertiser (excluding Alibaba) to provide investors sufficient material information regarding the key metrics you use in evaluating your advertising business. In addition, ensure that you include a qualitative discussion of how each of the customer groups, key account and SME, impacted any material change in such metrics.
      Refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350. Gaofei Wang
Weibo Corporation
November 14, 2019
Page 2

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney,
Staff Accountant, at (202) 551-3449 if you have questions.



FirstName LastNameGaofei Wang                           Sincerely,
Comapany NameWeibo Corporation
                                                        Division of Corporation
Finance
November 14, 2019 Page 2                                Office of Technology
FirstName LastName